Exhibit 99.1

Thomson Reuters Reports Fourth-Quarter and Full-Year 2020 Results

Two-Year Change Program Announced

Fourth-Quarter Highlights

IFRS revenues and organic revenues up 2%

“Big 3” revenues up 4%; organic revenues up 5%

IFRS operating profit up 343%

Adjusted EBITDA up 33%; adjusted EBITDA margin of 32.5%

Accelerating to 3.0: Two Powerful Levers to Drive Both Growth & Efficiencies

Holding Company to Operating Company

Content Provider to Content-Driven Technology Company

2021-2023 Outlook Provided*

Organic revenue growth of 5% - 6% in 2023

Adjusted EBITDA margin of 38% - 40% in 2023

Free cash flow of $1.8 billion - $2.0 billion in 2023

Investment of $500 million - $600 million (2021 & 2022)

TORONTO, February 23, 2021 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the fourth quarter and full year ended December 31, 2020. The company also announced a two-year Change Program, provided a financial outlook for the next three years and announced a $0.10 increase in its annualized common share dividend.

“We are very pleased with our results for the fourth quarter and the full year. We began 2020 with optimism and momentum as our sales, revenue growth and profitability were accelerating. Despite challenges from the ongoing COVID-19 pandemic, our 2020 performance reaffirmed the resilience of our markets and businesses and enabled us to meet or exceed each of the financial guidance metrics we provided throughout the year. We are confident that we can build on this performance in 2021 and in future years,” said Steve Hasker, President and CEO of Thomson Reuters.

Mr. Hasker added, “This morning, we also announced a two-year Change Program that will transition Thomson Reuters from a holding company to an operating company and from a content provider to a content-driven technology company. We are fortunate to begin this program from a position of strength with growing Legal, Tax & Accounting and Government businesses operating in healthy and evolving markets. Prevailing tailwinds are favorable and play to our strengths. COVID-19 has changed how, when and where professionals work. Their need for trusted, authoritative ‘always-on’ actionable content combined with unique data, AI/machine learning and software will only increase – a real opportunity for us to better serve our customers.

This is an organic growth program, and our experienced team has begun to execute with urgency and rigor. Upon completion, I am confident Thomson Reuters will be a far more streamlined, integrated and agile operating company, and will deliver a best-in-class customer experience, which will drive strong operating and financial results and greater value for our customers and shareholders.”

*

The company’s outlook reflects non-IFRS financial measures and forward-looking statements and should be read in conjunction with the sections of this news release entitled “Thomson Reuters Change Program and Outlook,” “Non-IFRS Financial Measures” and “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions”.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2020 Results

Consolidated Financial Highlights — Three Months Ended December 31

Three Months Ended December 31, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2020	2019	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$1,616	$1,583	2%
Operating profit	$956	$216	343%
Diluted earnings per share (EPS)	$1.13	$2.64	-57%
Cash flow from operations	$566	$355	60%

Non-IFRS Financial Measures(1)
Revenues	$1,616	$1,583	2%	2%
Adjusted EBITDA	$525	$396	33%	32%
Adjusted EBITDA margin	32.5%	25.0%	750bp	730bp
Adjusted EPS	$0.54	$0.37	46%	43%
Free cash flow	$449	$209	114%

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

Revenues increased 2% as growth in recurring revenues more than offset declines in transactions and Global Print revenues. Foreign currency had no impact on revenue growth in the quarter.

o	Organic revenues also increased 2% driven by 5% growth in recurring revenues, which comprised 80% of total revenues.
o	The company’s “Big 3” segments (Legal Professionals, Corporates and Tax & Accounting Professionals), which collectively comprised 79% of total revenues, reported organic revenue growth of 5%.

Operating profit increased due to a significant gain from the sale of an investment, a gain from an amendment to a pension plan and lower costs, in addition to higher revenues. Lower costs reflected the completion of the repositioning of the company in 2019 following the separation from its former Financial & Risk (F&R) business, which is now the Refinitiv business of London Stock Exchange Group (LSEG).

o

Adjusted EBITDA, which excludes the gains from the sale of the investment and the pension plan amendment, among other items, increased 33% due to lower costs and higher revenues. The related margin increased to 32.5% from 25.0% in the prior-year period.

Diluted EPS decreased to $1.13 per share from $2.64 per share in the prior-year period, as the prior-year period included a $1.2 billion non-cash deferred tax benefit associated with the reorganization of certain foreign operations.

o

Adjusted EPS, which excludes the tax benefit as well as other adjustments, increased to $0.54 per share from $0.37 per share in the prior-year period due to higher adjusted EBITDA, which was partly offset by higher income tax expense.

Cash flow from operations increased primarily because the prior-year period included significantly higher costs and investments to reposition the company following the separation from Refinitiv and higher tax payments.

o	Free cash flow was strong in the quarter at $449 million, with the increase primarily due to higher cash flow from operations.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2020 Results

Highlights by Customer Segment – Three Months Ended December 31

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)
	Three Months Ended
	December 31,		Change
	2020	2019(1)	Total	Constant Currency	Organic(2)
Revenues
Legal Professionals	$653	$621	5%	5%	4%
Corporates	338	328	3%	4%	3%
Tax & Accounting Professionals	285	274	4%	6%	8%

“Big 3” Segments Combined	1,276	1,223	4%	5%	5%
Reuters News	164	164	0%	-1%	-3%
Global Print	177	196	-10%	-10%	-10%
Eliminations/Rounding	(1)	—

Revenues	$1,616	$1,583	2%	2%	2%

Adjusted EBITDA
Legal Professionals	$245	$215	14%	13%
Corporates	105	98	7%	6%
Tax & Accounting Professionals	145	134	9%	10%

“Big 3” Segments Combined	495	447	11%	11%
Reuters News	6	10	-41%	-34%
Global Print	61	77	-21%	-22%
Corporate costs	(37)	(138)	n/a	n/a

Adjusted EBITDA	$525	$396	33%	32%

Adjusted EBITDA Margin
Legal Professionals	37.5%	34.5%	300bp	270bp
Corporates	31.1%	30.0%	110bp	70bp
Tax & Accounting Professionals	51.1%	48.7%	240bp	200bp
“Big 3” Segments Combined	38.8%	36.5%	230bp	210bp
Reuters News	3.9%	6.5%	-260bp	-240bp
Global Print	34.6%	39.4%	-480bp	-530bp
Corporate costs	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	32.5%	25.0%	750bp	730bp

n/a:  not applicable

(1)  For comparative purposes, 2019 segment results have been adjusted to reflect the current period presentation. For additional information, see the “Adjustments to Prior-Period Segment Results” section of this news release.

(2)  Computed for revenue growth only.

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2020 Results

Legal Professionals

Revenues increased 5% (4% organic) to $653 million.

o

Recurring revenues grew 6% (93% of total), driven by organic revenue growth of 5% with strong performance from Practical Law, Westlaw Edge, the segment’s businesses in Europe and Canada and its Government business.

o	Transactions revenues declined 5% (7% of total), primarily due to the Elite business. Transactions revenues declined 6% organically.

Adjusted EBITDA increased 14% to $245 million.

o	The margin increased to 37.5% from 34.5%, primarily due to higher revenues.

Corporates

Revenues increased 4% (3% organic) to $338 million.

o	Recurring revenues grew 6% (87% of total), all organic.
o	Transactions revenues declined 11% (13% of total), primarily due to lower software implementation revenues.

Adjusted EBITDA increased 7% to $105 million.

o	The margin increased to 31.1% from 30.0%, primarily due to higher revenues.

Tax & Accounting Professionals

Revenues of $285 million increased 6% (8% organic), primarily due to strong recurring revenue growth of 7%, which included a 2% benefit from the accelerated release of some UltraTax state tax software from January to December to align with the traditional December release of the segment’s US Federal Government software. Excluding this timing benefit, organic revenues were up 5%. Revenue growth was negatively impacted by the loss of revenues from the Aumentum government business, which was sold in November 2019.

o	Recurring revenues grew 7% (89% of total), driven by organic revenue growth of 9%, and were slightly offset by the loss of revenues from the sale of the Aumentum government business.
o	Transactions revenues declined 4% (11% of total), primarily due to lower software implementation revenues.

Adjusted EBITDA grew 9% to $145 million.

o	The margin increased to 51.1% from 48.7%, primarily due to higher revenues.
o

The Tax & Accounting Professionals segment is the company’s most seasonal business with approximately 60% of full-year revenues typically generated in the first and fourth quarters. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Reuters News

Revenues of $164 million decreased 1% and organic revenues decreased 3%, primarily due to lower revenues in the news agency business and the cancellation of in-person conferences at Reuters Events due to COVID-19.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2020 Results

o

Reuters Events is assessing if and when in-person conferences can resume in 2021. As a result, the business is preparing a hybrid events strategy that can accommodate both in-person and virtual options.

Adjusted EBITDA was $6 million, down $4 million from the prior-year period, primarily due to non-recurring costs incurred in the quarter.

Global Print

Revenues decreased 10% to $177 million, as expected. An improvement in Global Print’s 2021 performance is expected, with revenues forecast to decline between 4%-7%.

Adjusted EBITDA decreased 21% to $61 million.

o	The margin decreased from 39.4% to 34.6% due to the decline in revenues.

Corporate Costs

Corporate costs at the adjusted EBITDA level were $37 million compared to $138 million in the prior-year period. The decline primarily reflected the completion of the repositioning of the company in 2019 following the separation of Refinitiv, which required significant costs and investments.

Consolidated Financial Highlights – Year Ended December 31

Year Ended December 31, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2020	2019	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$5,984	$5,906	1%
Operating profit	$1,929	$1,199	61%
Diluted EPS	$2.25	$3.11	-28%
Cash flow from operations	$1,745	$702	148%

Non-IFRS Financial Measures(1)
Revenues	$5,984	$5,906	1%	2%
Adjusted EBITDA	$1,975	$1,493	32%	32%
Adjusted EBITDA margin	33.0%	25.3%	770bp	760bp
Adjusted EPS	$1.85	$1.29	43%	43%
Free cash flow	$1,330	$159	735%

(1)  In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

Revenues increased 1%, as growth in recurring revenues more than offset a decline in Global Print revenues and a negative impact from foreign currency that reduced revenues by $44 million (approximately 1%).

o	Organic revenues increased 1%, driven by 4% growth in recurring revenues, which comprised 80% of total revenues.
o	The company’s “Big 3” segments, which collectively comprised approximately 79% of total revenues, reported organic revenue growth of 4%.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2020 Results

Operating profit increased 61%, primarily due to a significant gain from the sale of an investment, lower costs and higher revenues.

o

Adjusted EBITDA, which excludes the gain on sale of the investment, among other items, increased 32% primarily due to lower costs and higher revenues. The related margin increased to 33.0% from 25.3% in the prior year. Lower costs reflected the completion of the repositioning of the company in 2019 following the separation from Refinitiv, which required significant costs and investments in the prior year, and lower expenses from the company’s COVID-19-related cost mitigation efforts.

Diluted EPS decreased to $2.25 per share from $3.11 per share in the prior year, as the prior year included a $1.2 billion non-cash deferred tax benefit associated with the reorganization of certain foreign operations.

o

Adjusted EPS, which excludes the tax benefit, as well as other adjustments, increased to $1.85 per share from $1.29 per share in the prior year primarily due to higher adjusted EBITDA, which was partly offset by higher income tax and depreciation and software amortization expense.

Cash flow from operations increased primarily because the prior year included a $167 million pension contribution, as well as significantly higher costs and investments to reposition the company following the separation from Refinitiv. In 2020, cash flow benefited from savings related to the company’s COVID-19-related cost mitigation efforts and lower income tax payments.

o	Free cash flow for the full year was strong at $1.3 billion, which reflected higher cash flow from operations and the resilience of the company’s businesses and markets.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2020 Results

Highlights by Customer Segment – Year Ended December 31

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)
	Year Ended
	December 31,		Change
	2020	2019(1)	Total	Constant Currency	Organic(2)
Revenues
Legal Professionals	$2,535	$2,433	4%	4%	3%
Corporates	1,367	1,308	5%	5%	5%
Tax & Accounting Professionals	836	843	-1%	2%	4%

“Big 3” Segments Combined	4,738	4,584	3%	4%	4%
Reuters News	628	630	0%	0%	-5%
Global Print	620	693	-11%	-10%	-10%
Eliminations/Rounding	(2)	(1)

Revenues	$5,984	$5,906	1%	2%	1%

Adjusted EBITDA
Legal Professionals	$1,001	$895	12%	12%
Corporates	460	412	12%	11%
Tax & Accounting Professionals	330	318	4%	6%

“Big 3” Segments Combined	1,791	1,625	10%	10%
Reuters News	73	68	7%	-1%
Global Print	242	294	-18%	-18%
Corporate costs	(131)	(494)	n/a	n/a

Adjusted EBITDA	$1,975	$1,493	32%	32%

Adjusted EBITDA Margin
Legal Professionals	39.5%	36.8%	270bp	250bp
Corporates	33.7%	31.5%	220bp	180bp
Tax & Accounting Professionals	39.5%	37.6%	190bp	160bp
“Big 3” Segments Combined	37.8%	35.4%	240bp	210bp
Reuters News	11.7%	10.9%	80bp	-10bp
Global Print	39.0%	42.5%	-350bp	-390bp
Corporate costs	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	33.0%	25.3%	770bp	760bp

n/a: not applicable

(1)  For comparative purposes, 2019 segment results have been adjusted to reflect the current period presentation. For additional information, see the “Adjustments to Prior-Period Segment Results” section of this news release.

(2)  Computed for revenue growth only.

Thomson Reuters Change Program and Outlook

The company also announced a new two-year Change Program to transition from a holding company to an operating company and from a content provider to a content-driven technology company. The program is expected to take 24 months (2021-2022) to largely complete and is projected to require an investment of between $500 million and $600 million during the course of that time. In 2023, the program is forecast to:

•	Achieve organic revenue growth of 5% – 6% including additional annual revenues of $100 million;
•	Achieve an Adjusted EBITDA margin of 38% – 40%;
•	Achieve free cash flow of $1.8 billion – $2.0 billion;
•	Achieve annual operating expense savings of $600 million, of which $200 million is expected to be reinvested in growth initiatives; and
•	Reduce capital expenditures as a percentage of revenue to between 6.0% and 6.5%.

The company’s outlook for 2021, 2022 and 2023 incorporates the forecasted impacts associated with the Change Program; assumes constant currency rates; and excludes the impact of any future acquisitions or dispositions that

Thomson Reuters Reports Fourth-Quarter and Full-Year 2020 Results

may occur during those periods. Thomson Reuters believes that this type of guidance provides useful insight into the performance of its businesses.

While the company’s fourth-quarter 2020 performance provides it with increasing confidence about its outlook, the global economy continues to experience substantial disruption due to concerns regarding the spread of COVID-19, as well as from the measures intended to mitigate its impact. Any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook.

First-Quarter 2021 Outlook

Total company revenues and total organic revenues for the first quarter of 2021 are expected to increase between 1.5% and 2.5%, primarily impacted by a decline in Global Print revenue of between 13% and 15%.

The Big 3 total revenue growth and organic revenue growth in the first quarter is forecast to range between 4% and 5%.

Global Print revenues are expected to decline between 4% and 7% in the full year.

2021 - 2023 Outlook

Total Thomson Reuters	2020 Reported	2021 Outlook	2022 Outlook	2023 Outlook
Total Revenue Growth	1.3%	3.0% – 4.0%	4.0% – 5.0%	5.0% – 6.0%
Organic Revenue Growth	1.2%	3.0% – 4.0%	4.0% – 5.0%	5.0% – 6.0%
Adjusted EBITDA Margin	33.0%	30% – 31%	34% – 35%	38% – 40%
Corporate Costs	$131 million	$305 – $340 million	$245 – $280 million $110 – $120 million
Core Corporate Costs		$130 – $140 million	$120 – $130 million	$110 – $120 million

Change Program Operating Expenses		$175 – $200 million	$125 – $150 million	$0

Free Cash Flow	$1.3 billion	$1.0 – $1.1 billion	$1.2 – $1.3 billion	$1.8 – $2.0 billion
Capital Expenditures – % of Revenue	8.4%	9.0% – 9.5%	7.5% – 8.0%	6.0% – 6.5%

Change Program Capital Expenditures		$125 – $150 million	$75 – $100 million	$0
Depreciation & Amortization of Computer Software	$669 million	$650 – $675 million	$620 – $645 million $580 – $605 million
Interest Expense (P&L)	$195 million	$190 – $210 million	$190 – $210 million $190 – $210 million
Effective Tax Rate on Adjusted Earnings	16.9%	16% – 18%	n/a	n/a

Big 3	2020 Reported	2021 Outlook	2022 Outlook	2023 Outlook
Total Revenue Growth	3.4%	4.5% – 5.5%	5.5% – 6.5%	6.0% – 7.0%
Organic Revenue Growth	3.8%	4.5% – 5.5%	5.5% – 6.5%	6.0% – 7.0%
Adjusted EBITDA Margin	37.8%	38% – 39%	41% – 42%	43% – 45%

Thomson Reuters Reports Fourth-Quarter and Full-Year 2020 Results

The information in this section is forward-looking. Actual results, which include the impact of currency and future acquisitions and dispositions completed during 2021, 2022 and 2023, may differ materially from the company’s outlook. Some of the forward-looking financial measures in the outlook above are provided on a non-IFRS basis. See the section below entitled “Non-IFRS Financial Measures” for more information. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

COVID-19 Update

Thomson Reuters has not experienced any significant disruptions to its business and continues to be fully operational. Most employees continue to work remotely from their homes, enabled by technology that allows them to collaborate with customers and each other. Essential employees who cannot work from home, such as Reuters News journalists and those working in the company’s Global Print facilities, follow various health and safety standards. While the company cancelled or postponed nearly all in-person conferences, primarily in its Reuters Events business, many of these events were replaced with virtual meetings. The company continues to act based on guidance from global health organizations, relevant governments and evolving best practices.

The company has approximately 500,000 customers that are largely comprised of legal and tax professionals in corporations and professional service firms, many of whom are also working remotely. The company’s products enable its customers to remain productive while they work remotely because they can access most Thomson Reuters products and services through the Internet.

The company continues to believe it is well positioned to weather the economic crisis because its business is supported by a solid financial foundation with access to liquidity resources that it believes are adequate to support it through a gradual recovery. Thomson Reuters principal sources of liquidity continue to be cash on hand, cash provided by its operations, its $1.8 billion syndicated credit facility and its $1.8 billion commercial paper program. From time to time, the company also issues debt securities under a prospectus. As set forth in its full-year 2021 outlook, the company expects to generate between $1.0 billion and $1.1 billion of free cash flow this year. As of December 31, 2020, Thomson Reuters had $1.8 billion of cash and cash equivalents on hand, and none of its debt securities are scheduled to mature until 2023.

Dividends and Share Repurchases

The company announced today that its Board of Directors approved a $0.10 per share annualized increase in the dividend to $1.62 per common share, representing the 28th consecutive year of dividend increases. A quarterly dividend of $0.405 per share is payable on March 17, 2021 to common shareholders of record as of March 5, 2021.

The company also announced today that it recently completed the repurchase of $200 million of its common shares under its normal course issuer bid (NCIB), which began in January 2021. Thomson Reuters does not currently intend to repurchase additional shares in 2021. Thomson Reuters has set a target to maintain approximately 500 million common shares outstanding by using share repurchases to offset dilution associated with its dividend reinvestment and equity incentive plans.

Sale of Refinitiv to London Stock Exchange Group (LSEG)

On January 29, 2021, Thomson Reuters and private equity funds affiliated with Blackstone closed the sale of Refinitiv to LSEG in an all-share transaction. A majority interest in Refinitiv was previously sold to Blackstone’s consortium in October 2018. Thomson Reuters and Blackstone’s consortium subsequently agreed to sell Refinitiv to LSEG in August 2019.

Thomson Reuters now indirectly owns approximately 82.5 million LSEG shares, which have a market value of approximately $11.2 billion based on LSEG’s closing share price on February 22, 2021. Thomson Reuters interest in LSEG shares are held through an entity jointly owned by Blackstone’s consortium and Thomson Reuters.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2020 Results

While Thomson Reuters expects that the LSEG transaction will be predominantly tax deferred, approximately $700 million of tax became payable when the deal closed. As permitted under a transaction agreement, Thomson Reuters plans to sell approximately $1 billion of its LSEG shares to generate approximately $750 million of total net proceeds, but the company does not plan to sell any LSEG shares prior to LSEG’s announcement of its full-year 2020 results on March 5, 2021. Subject to certain exceptions, Thomson Reuters and Blackstone’s consortium have otherwise agreed to be subject to a lock-up for their LSEG shares until January 29, 2023. In each of the three and four years following the closing (starting on January 30, 2023 and January 30, 2024, respectively), Thomson Reuters and Blackstone’s consortium will become entitled to sell in aggregate one-third of the LSEG shares issued to them. The lock-up arrangement will terminate on January 29, 2025.

Reuters News’ 30-year agreement to supply news and editorial content to Refinitiv continues under the same terms and conditions after the closing and is scheduled to run to 2048.

Thomson Reuters financial results for the fourth quarter and full-year 2020 (which reflect periods prior to the closing of the sale of Refinitiv to LSEG) include its share of post-tax losses from its previous 45% interest in Refinitiv, which was then considered an equity method investment, in its net earnings. For purposes of those financial results, Thomson Reuters removed these amounts from its non-IFRS calculation of adjusted EPS.

Refinitiv achieved its targeted run-rate cost savings of $650 million as of December 31, 2020. Additional information regarding Refinitiv’s financial results is provided in the appendix to this news release.

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, such as adjusted EBITDA and the related margin (other than at the customer segment level), net debt to adjusted EBITDA leverage ratio, free cash flow, adjusted EPS, selected measures excluding the impact of foreign currency, and changes in revenues computed on an organic basis. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company’s outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most comparable IFRS measures because it cannot predict, with reasonable certainty, the 2021, 2022 and 2023 impacts of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, the company cannot reasonably predict the occurrence or amount of other operating gains and losses, that generally arise from business transactions that the company does not currently anticipate.

ROUNDING

Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2020 Results

ADJUSTMENTS TO PRIOR-PERIOD SEGMENT RESULTS

In the first quarter of 2020, the company reassessed its methodology for allocating costs to its business segments and adjusted its allocations in connection with the completion of the repositioning of its businesses in 2019 after the separation of Refinitiv. The company adjusted its prior-period segment amounts to reflect the current presentation. The 2019 segment amounts were also adjusted to reflect the transfer of certain revenues among the segments to where they are better aligned. These changes impacted the 2019 financial results of the segments but did not change the consolidated 2019 financial results. The table below summarizes the changes:

	Three Months Ended December 31, 2019			Year Ended December 31, 2019
(millions of U.S. dollars)	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised
Revenues
Legal Professionals	$617	$4	$621	$2,419	$14	$2,433
Corporates	331	(3)	328	1,321	(13)	1,308
Tax & Accounting Professionals	274	—	274	844	(1)	843
Reuters News	164	—	164	630	—	630
Global Print	196	—	196	693	—	693
Eliminations/Rounding	1	(1)	—	(1)	—	(1)

Total revenues	$1,583	—	$1,583	$5,906	—	$5,906

Adjusted EBITDA
Legal Professionals	$215	—	$215	$901	$(6)	$895
Corporates	103	$(5)	98	433	(21)	412
Tax & Accounting Professionals	135	(1)	134	323	(5)	318
Reuters News	4	6	10	35	33	68
Global Print	77	—	77	295	(1)	294
Corporate costs	(138)	—	(138)	(494)	—	(494)

Total adjusted EBITDA	$396	—	$396	$1,493	—	$1,493

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in Mr. Hasker’s comments, the “Thomson Reuters Change Program and Outlook” section, statements regarding the potential or expected impact of the COVID-19 pandemic on Thomson Reuters, its customers and the general economy, the company’s expectations regarding Reuters News, Global Print, share repurchases and its liquidity and capital resources, the company’s expectations regarding the tax consequences of the LSEG transaction and its intentions related to future sales of LSEG shares, are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements, including those related to the COVID-19 pandemic, are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict. In particular, the full extent of the impact of the COVID-19 pandemic on the company’s business, operations and financial results will depend on numerous evolving factors that it may not be able to accurately predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, uncertainty, downturns and changes in the markets that the company serves, the ongoing impact of the COVID-19 pandemic on the company’s business and risks that the pandemic could have a longer duration or a more significant impact on Thomson Reuters than the company currently expects; fraudulent or unpermitted data access or other cyber-security or privacy breaches; failures or disruptions of data centers, network systems, telecommunications, or the Internet; failure to keep pace with technological developments to provide new products, services, applications and functionalities to meet customers’ needs, attract new customers and retain existing ones, or expand into new geographic markets and identify areas of higher growth; inadequate protection of intellectual property rights; actions of competitors; failure to adapt to organizational changes and effectively implement strategic initiatives; failure to attract, motivate and retain high quality, talented and diverse management and key employees; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; failure to meet the

Thomson Reuters Reports Fourth-Quarter and Full-Year 2020 Results

challenges involved in operating globally; failure to maintain a high renewal rate for recurring, subscription-based services; dependency on third parties for data, information and other services; impairment of goodwill and other identifiable intangible assets; changes to law and regulations related to privacy, data security, data protection and other areas; tax matters, including changes to tax laws, regulations and treaties; threat of legal actions and claims; risk of antitrust/competition-related claims or investigations; fluctuations in foreign currency exchange and interest rates; downgrading of credit ratings and adverse conditions in the credit markets; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; failure to protect the brands and reputation of Thomson Reuters; actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited; and the ability of Thomson Reuters Founders Share Company to affect the company’s governance and management. Many of the foregoing risks are, and could be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. These and other risk factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

The company’s business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments (including those related to the COVID-19 pandemic), as well as other factors that the company believes are appropriate under the circumstances. Material assumptions and material risks may cause actual performance to differ from the company’s expectations underlying its business outlook, which reflects the global economic crisis caused by the COVID-19 pandemic. Material assumptions related to the company’s revenue outlook are that there will be improved global economic conditions throughout 2021 to 2023, despite periods of volatility due to disruption caused by COVID-19 and the measures intended to mitigate its impact; there will be a continued need for trusted products and services that help customers navigate evolving and complex legal, tax, accounting, regulatory, geopolitical and commercial changes, developments and environments, and for cloud-based digital tools that drive productivity; Thomson Reuters will have a continued ability to deliver innovative products that meet evolving customer demands; the company will acquire new customers through expanded and improved digital platforms, simplification of the product portfolio and through other sales initiatives; and the company will improve customer retention through commercial simplification efforts and customer service improvements. Material assumptions related to the company’s adjusted EBITDA margin outlook are its ability to achieve revenue growth targets; the company’s business mix continues to shift to higher-growth product offerings; Change Program expenses are $500 million to $600 million in 2021 and 2022; and Change Program investments will drive higher adjusted EBITDA margin through higher revenues and efficiencies by 2023. Material assumptions related to the company’s free cash flow outlook are its ability to achieve its revenue and adjusted EBITDA margin targets; and capital expenditures are between the percentages of revenues in 2021, 2022 and 2023 as set forth in the company’s outlook. Material assumptions related to the company’s effective tax rate on adjusted earnings outlook are its ability to achieve its adjusted EBITDA target; the mix of taxing jurisdictions where the company recognized pre-tax profit or losses in 2020 does not significantly change; no unexpected changes in tax laws or treaties within the jurisdictions where the company operates; depreciation and amortization of computer software for 2021 as set forth in the company’s outlook; and interest expense for 2021 as set forth in the company’s outlook.

Material risks related to the company’s revenue outlook are that business disruptions associated with the COVID-19 pandemic, including government enforced quarantines and stay-at-home orders, may continue longer than the company expects or may be interrupted by future outbreaks and resurgences of the virus, delaying the anticipated recovery of the global economy; global economic uncertainty due to the COVID-19 pandemic as well as related regulatory reform and changes in the political environment may lead to limited business opportunities for the company’s customers, creating significant cost pressures for them and potentially constraining the number of professionals employed, which could lead to lower demand for Thomson Reuters products and services; demand for the company’s products and services could be reduced by changes in customer buying patterns or in its inability to execute on key product design or customer support initiatives; competitive pricing actions and product innovation could impact the company’s revenues; and the company’s sales, commercial simplification and product initiatives may be insufficient to retain customers or generate new sales. Material risks related to the company’s adjusted EBITDA margin outlook are the same as the risks above related to the revenue outlook; the costs to execute the Change Program may be higher than current expectations or the expected benefits by 2023 may be lower than current expectations; and acquisition and disposal activity may dilute the company’s adjusted EBITDA margin. Material risks related to the company’s free cash flow outlook are the same as the risks above related to the revenue and adjusted EBITDA margin outlook; a weaker macroeconomic environment could negatively impact working capital performance, including the ability of our customers to pay us; capital expenditures may be higher than currently expected; and the timing and amount of tax payments to governments may differ from the company’s expectations. Material risks related to the company’s effective tax rate on adjusted earnings outlook are the same as the risks above related to adjusted EBITDA; a material change in the geographical mix of the company’s

Thomson Reuters Reports Fourth-Quarter and Full-Year 2020 Results

pre-tax profits and losses; a material change in current tax laws or treaties to which the company is subject, and did not expect; and depreciation and amortization of computer software as well as interest expense may be significantly higher or lower than expected.

The company has provided an Outlook for the purpose of presenting information about current expectations for 2021, 2022 and 2023. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements, including those related to the COVID-19 pandemic.

CONTACTS

MEDIA Melissa Cassar Head of Commercial Communications & Corporate Affairs +1 437 388 3619 melissa.cassar@tr.com	INVESTORS Frank J. Golden Head of Investor Relations +1 332 219 1111 frank.golden@tr.com

Thomson Reuters will webcast a discussion of its fourth-quarter and full-year 2020 results and its three-year business outlook today beginning at 8:30 a.m. Eastern Standard Time (EST). You can access the webcast by visiting ir.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2020 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2019	2020	2019
CONTINUING OPERATIONS
Revenues	$1,616	$1,583	$5,984	$5,906
Operating expenses	(1,098)	(1,193)	(3,999)	(4,413)
Depreciation	(40)	(44)	(184)	(154)
Amortization of computer software	(123)	(123)	(485)	(449)
Amortization of other identifiable intangible assets	(31)	(34)	(123)	(114)
Other operating gains, net	632	27	736	423

Operating profit	956	216	1,929	1,199
Finance costs, net:
Net interest expense	(49)	(51)	(195)	(163)
Other finance (costs) income	(6)	(33)	30	(65)

Income before tax and equity method investments	901	132	1,764	971
Share of post-tax losses in equity method investments	(159)	(44)	(544)	(599)
Tax (expense) benefit	(155)	1,233	(71)	1,198

Earnings from continuing operations	587	1,321	1,149	1,570
(Loss) earnings from discontinued operations, net of tax	(25)	3	(27)	(6)

Net earnings	$562	$1,324	$1,122	$1,564

Earnings attributable to common shareholders	$562	$1,324	$1,122	$1,564
Earnings (loss) per share:
Basic earnings (loss) per share:
From continuing operations	$1.18	$2.64	$2.31	$3.13
From discontinued operations	(0.05)	0.01	(0.06)	(0.01)

Basic earnings per share	$1.13	$2.65	$2.25	$3.12

Diluted earnings (loss) per share:
From continuing operations	$1.18	$2.63	$2.30	$3.12
From discontinued operations	(0.05)	0.01	(0.05)	(0.01)

Diluted earnings per share	$1.13	$2.64	$2.25	$3.11

Basic weighted-average common shares	497,372,688	499,180,148	496,722,292	500,829,753

Diluted weighted-average common shares	498,809,560	501,134,127	498,032,006	502,521,200

Thomson Reuters Reports Fourth-Quarter and Full-Year 2020 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	December 31,	December 31,
	2020	2019
Assets
Cash and cash equivalents	$1,787	$825
Trade and other receivables	1,151	1,167
Other financial assets	612	533
Prepaid expenses and other current assets	425	546

Current assets	3,975	3,071
Property and equipment, net	545	615
Computer software, net	830	900
Other identifiable intangible assets, net	3,427	3,518
Goodwill	5,976	5,853
Equity method investments	1,136	1,551
Other non-current assets	788	611
Deferred tax	1,204	1,176

Total assets	$17,881	$17,295

Liabilities and equity
Liabilities
Current indebtedness	—	$579
Payables, accruals and provisions	1,410	1,373
Deferred revenue	866	833
Other financial liabilities	376	434

Current liabilities	2,652	3,219
Long-term indebtedness	3,772	2,676
Provisions and other non-current liabilities	1,083	1,264
Deferred tax	394	576

Total liabilities	7,901	7,735

Equity
Capital	5,458	5,377
Retained earnings	5,211	4,965
Accumulated other comprehensive loss	(689)	(782)

Total equity	9,980	9,560

Total liabilities and equity	$17,881	$17,295

Thomson Reuters Reports Fourth-Quarter and Full-Year 2020 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$587	$1,321	$1,149	$1,570
Adjustments for:
Depreciation	40	44	184	154
Amortization of computer software	123	123	485	449
Amortization of other identifiable intangible assets	31	34	123	114
Net (gains) losses on disposals of businesses and investments	(472)	23	(471)	3
Deferred tax	(41)	(1,250)	(231)	(1,395)
Other	53	65	421	385
Pension contribution	—	—	—	(167)
Changes in working capital and other items	249	1	102	(247)

Operating cash flows from continuing operations	570	361	1,762	866
Operating cash flows from discontinued operations	(4)	(6)	(17)	(164)

Net cash provided by operating activities	566	355	1,745	702

Investing activities
Acquisitions, net of cash acquired	(2)	(177)	(167)	(998)
Proceeds from disposals of businesses and investments, net of taxes paid	366	12	367	74
Capital expenditures	(100)	(140)	(504)	(505)
Proceeds from disposals of property and equipment	—	7	162	7
Other investing activities	2	4	4	9

Investing cash flows from continuing operations	266	(294)	(138)	(1,413)
Investing cash flows from discontinued operations	—	—	—	29

Net cash provided by (used in) investing activities	266	(294)	(138)	(1,384)

Financing activities
Proceeds from debt	—	—	2,019	—
Repayments of debt	—	—	(1,645)	—
Net repayments under short-term loan facilities	—	—	(2)	—
Payments of lease principal	(19)	(16)	(75)	(51)
Repurchases of common shares	—	(200)	(200)	(488)
Dividends paid on preference shares	—	(1)	(2)	(3)
Dividends paid on common shares	(183)	(174)	(730)	(698)
Other financing activities	1	1	(9)	39

Net cash used in financing activities	(201)	(390)	(644)	(1,201)

Increase (decrease) in cash and bank overdrafts	631	(329)	963	(1,883)
Translation adjustments	4	7	(1)	5
Cash and bank overdrafts at beginning of period	1,152	1,147	825	2,703

Cash and bank overdrafts at end of period	$1,787	$825	$1,787	$825

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$1,787	$825	$1,787	$825

Thomson Reuters Reports Fourth-Quarter and Full-Year 2020 Results

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA (1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Earnings from continuing operations	$587	$1,321	$1,149	$1,570
Adjustments to remove:
Tax expense (benefit)	155	(1,233)	71	(1,198)
Other finance costs (income)	6	33	(30)	65
Net interest expense	49	51	195	163
Amortization of other identifiable intangible assets	31	34	123	114
Amortization of computer software	123	123	485	449
Depreciation	40	44	184	154

EBITDA	$991	$373	$2,177	$1,317
Adjustments to remove:
Share of post-tax losses in equity method investments	159	44	544	599
Other operating gains, net	(632)	(27)	(736)	(423)
Fair value adjustments	7	6	(10)	—

Adjusted EBITDA (1)	$525	$396	$1,975	$1,493

Adjusted EBITDA margin (1)	32.5%	25.0%	33.0%	25.3%

Thomson Reuters Corporation

Reconciliation of Net Earnings to Adjusted Earnings (2)

Reconciliation of Total Change in Adjusted EPS to Change in Constant Currency (4)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended December 31,			Year Ended December 31,
	2020	2019	Change	2020	2019	Change
Net earnings	$562	$1,324		$1,122	$1,564
Adjustments to remove:
Fair value adjustments	7	6		(10)	—
Amortization of other identifiable intangible assets	31	34		123	114
Other operating gains, net	(632)	(27)		(736)	(423)
Other finance costs (income)	6	33		(30)	65
Share of post-tax losses in equity method investments	159	44		544	599
Tax on above items	119	(15)		19	(72)
Tax items impacting comparability	(29)	(1,211)		(136)	(1,204)
Loss (earnings) from discontinued operations, net of tax	25	(3)		27	6
Interim period effective tax rate normalization (3)	21	1		—	—
Dividends declared on preference shares	—	(1)		(2)	(3)

Adjusted earnings (2)	$269	$185		$921	$646

Adjusted EPS (2)	$0.54	$0.37	46%	$1.85	$1.29	43%

Foreign currency			3%			0%
Constant currency (4)			43%			43%
Diluted weighted-average common shares (millions)	498.8	501.1		498.0	502.5

Refer to page 23 for footnotes.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2020 Results

Thomson Reuters Corporation

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow (5)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Net cash provided by operating activities	$566	$355	$1,745	$702
Capital expenditures	(100)	(140)	(504)	(505)
Proceeds from disposals of property and equipment	—	7	162	7
Other investing activities	2	4	4	9
Payments of lease principal	(19)	(16)	(75)	(51)
Dividends paid on preference shares	—	(1)	(2)	(3)

Free cash flow (5)	$449	$209	$1,330	$159

Thomson Reuters Corporation

Reconciliation of Net Debt and Leverage Ratio of Net Debt to Adjusted EBITDA (7)

(millions of U.S. dollars)

(unaudited)

December 31, 2020
Long-term indebtedness	$3,772

Total debt	3,772
Swaps	(100)

Total debt after swaps	3,672
Remove fair value adjustments for hedges	1

Total debt after currency arrangements	3,673
Remove transaction costs, premiums or discounts included in the carrying value of debt	38
Add: lease liabilities (current and non-current)	306
Less: cash and cash equivalents	(1,787)

Net debt (7)	$2,230

Adjusted EBITDA (1)	$1,975
Net Debt / Adjusted EBITDA (7)	1.1:1

Refer to page 23 for footnotes.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2020 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency (4) and Organic Basis (6)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended December 31,		Change
					SUBTOTAL
	2020	2019*	Total	Foreign Currency	Constant Currency (4)	Acquisitions/ (Divestitures)	Organic (6)
Total Revenues
Legal Professionals	$653	$621	5%	0%	5%	1%	4%
Corporates	338	328	3%	-1%	4%	0%	3%
Tax & Accounting Professionals	285	274	4%	-2%	6%	-2%	8%

“Big 3” Segments Combined	1,276	1,223	4%	0%	5%	0%	5%
Reuters News	164	164	0%	1%	-1%	2%	-3%
Global Print	177	196	-10%	0%	-10%	0%	-10%
Eliminations/Rounding	(1)	—

Revenues	$1,616	$1,583	2%	0%	2%	0%	2%

Recurring Revenues
Legal Professionals	$608	$574	6%	0%	6%	1%	5%
Corporates	293	276	6%	-1%	6%	0%	6%
Tax & Accounting Professionals	255	243	5%	-2%	7%	-2%	9%

“Big 3” Segments Combined	1,156	1,093	6%	0%	6%	0%	6%
Reuters News	142	143	-1%	1%	-2%	0%	-2%

Total Recurring Revenues	$1,298	$1,236	5%	0%	5%	0%	5%

Transactions Revenues
Legal Professionals	$45	$47	-4%	1%	-5%	1%	-6%
Corporates	45	52	-12%	-1%	-11%	0%	-11%
Tax & Accounting Professionals	30	31	-4%	0%	-4%	-3%	-1%

“Big 3” Segments Combined	120	130	-7%	0%	-7%	0%	-7%
Reuters News	22	21	5%	-2%	7%	17%	-10%

Total Transactions Revenues	$142	$151	-5%	0%	-5%	2%	-7%

*

For comparative purposes, 2019 segment results have been adjusted to reflect the current period presentation. For additional information, see the “Adjustments to Prior-Period Segment Results” section of this news release.

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 23 for footnotes.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2020 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency (4) and Organic Basis (6)

(millions of U.S. dollars)

(unaudited)

	Year Ended December 31,		Change
					SUBTOTAL
	2020	2019*	Total	Foreign Currency	Constant Currency (4)	Acquisitions/ (Divestitures)	Organic (6)
Total Revenues
Legal Professionals	$2,535	$2,433	4%	0%	4%	1%	3%
Corporates	1,367	1,308	5%	-1%	5%	1%	5%
Tax & Accounting Professionals	836	843	-1%	-3%	2%	-3%	4%

“Big 3” Segments Combined	4,738	4,584	3%	-1%	4%	0%	4%
Reuters News	628	630	0%	0%	0%	5%	-5%
Global Print	620	693	-11%	-1%	-10%	0%	-10%
Eliminations/Rounding	(2)	(1)

Revenues	$5,984	$5,906	1%	-1%	2%	1%	1%

Recurring Revenues
Legal Professionals	$2,367	$2,249	5%	0%	6%	1%	4%
Corporates	1,143	1,079	6%	-1%	7%	1%	6%
Tax & Accounting Professionals	682	703	-3%	-3%	0%	-5%	5%

“Big 3” Segments Combined	4,192	4,031	4%	-1%	5%	0%	5%
Reuters News	566	573	-1%	0%	-2%	0%	-2%

Total Recurring Revenues	$4,758	$4,604	3%	-1%	4%	0%	4%

Transactions Revenues
Legal Professionals	$168	$184	-9%	0%	-9%	0%	-9%
Corporates	224	229	-2%	-1%	-1%	3%	-4%
Tax & Accounting Professionals	154	140	10%	-1%	11%	8%	2%

“Big 3” Segments Combined	546	553	-1%	-1%	-1%	3%	-4%
Reuters News	62	57	9%	-3%	12%	41%	-29%

Total Transactions Revenues	$608	$610	0%	-1%	0%	8%	-7%

*

For comparative purposes, 2019 segment results have been adjusted to reflect the current period presentation. For additional information, see the “Adjustments to Prior-Period Segment Results” section of this news release.

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 23 for footnotes.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2020 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA to Changes on a Constant Currency Basis (4)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	December 31,		Change
	2020	2019*	Total	Foreign Currency	Constant Currency (4)
Adjusted EBITDA
Legal Professionals	$245	$215	14%	1%	13%
Corporates	105	98	7%	1%	6%
Tax & Accounting Professionals	145	134	9%	-1%	10%

“Big 3” Segments Combined	495	447	11%	0%	11%
Reuters News	6	10	-41%	-7%	-34%
Global Print	61	77	-21%	1%	-22%
Corporate costs	(37)	(138)	n/a	n/a	n/a

Adjusted EBITDA	$525	$396	33%	1%	32%

Adjusted EBITDA Margin
Legal Professionals	37.5%	34.5%	300bp	30bp	270bp
Corporates	31.1%	30.0%	110bp	40bp	70bp
Tax & Accounting Professionals	51.1%	48.7%	240bp	40bp	200bp
“Big 3” Segments Combined	38.8%	36.5%	230bp	20bp	210bp
Reuters News	3.9%	6.5%	-260bp	-20bp	-240bp
Global Print	34.6%	39.4%	-480bp	50bp	-530bp
Corporate costs	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	32.5%	25.0%	750bp	20bp	730bp

n/a: not applicable

*

For comparative purposes, 2019 segment results have been adjusted to reflect the current period presentation. For additional information, see the “Adjustments to Prior-Period Segment Results” section of this news release.

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 23 for footnotes.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2020 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA to Changes on a Constant Currency Basis (4)

(millions of U.S. dollars)

(unaudited)

	Year Ended
	December 31,		Change
	2020	2019*	Total	Foreign Currency	Constant Currency (4)
Adjusted EBITDA
Legal Professionals	$1,001	$895	12%	0%	12%
Corporates	460	412	12%	0%	11%
Tax & Accounting Professionals	330	318	4%	-2%	6%

“Big 3” Segments Combined	1,791	1,625	10%	0%	10%
Reuters News	73	68	7%	8%	-1%
Global Print	242	294	-18%	0%	-18%
Corporate costs	(131)	(494)	n/a	n/a	n/a

Adjusted EBITDA	$1,975	$1,493	32%	0%	32%

Adjusted EBITDA Margin
Legal Professionals	39.5%	36.8%	270bp	20bp	250bp
Corporates	33.7%	31.5%	220bp	40bp	180bp
Tax & Accounting Professionals	39.5%	37.6%	190bp	30bp	160bp
“Big 3” Segments Combined	37.8%	35.4%	240bp	30bp	210bp
Reuters News	11.7%	10.9%	80bp	90bp	-10bp
Global Print	39.0%	42.5%	-350bp	40bp	-390bp
Corporate costs	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	33.0%	25.3%	770bp	10bp	760bp

n/a: not applicable

*

For comparative purposes, 2019 segment results have been adjusted to reflect the current period presentation. For additional information, see the “Adjustments to Prior-Period Segment Results” section of this news release.

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 23 for footnotes.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2020 Results

Footnotes

(1)

Thomson Reuters defines adjusted EBITDA for its business segments as earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items. Consolidated adjusted EBITDA is comprised of adjusted EBITDA for its business segments and corporate costs. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues. Thomson Reuters uses adjusted EBITDA because it provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose. Adjusted EBITDA also represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used by Thomson Reuters and investors to assess a company’s ability to incur and service debt.

(2)

Thomson Reuters defines adjusted earnings as net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Thomson Reuters calculates the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item. Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders. Thomson Reuters uses adjusted earnings and adjusted EPS as they provide a more comparable basis to analyze earnings and they are also measures commonly used by shareholders to measure the company’s performance.

(3)

Adjustment to reflect income taxes based on estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

(4)

The changes in revenues, adjusted EBITDA and the related margins, and adjusted earnings per share before currency (at constant currency or excluding the effects of currency) are determined by converting the current and prior-year period’s local currency equivalent using the same exchange rates.

(5)

Free cash flow is net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities less capital expenditures, payments of lease principal, dividends paid on the company’s preference shares, and dividends paid to non-controlling interests. Thomson Reuters uses free cash flow as it helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.

(6)

Represents changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods. Thomson Reuters uses organic growth because it provides further insight into the performance of its existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

(7)

Net debt is total indebtedness (excluding the associated unamortized transaction costs and premiums or discounts) plus the currency related fair value of associated hedging instruments, and lease liabilities less cash and cash equivalents. For purposes of calculating the leverage ratio, net debt is divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2020 Results

APPENDIX – INFORMATION ABOUT REFINITIV

At December 31, 2020, Thomson Reuters owned a 45% interest in Refinitiv, which was formerly its wholly owned F&R business. 55% of Refinitiv was owned by private equity funds affiliated with Blackstone. Thomson Reuters IFRS results include the company’s 45% share of Refinitiv’s results reported in a single line item on the company’s consolidated income statement titled “Share of post-tax losses in equity method investments.” Thomson Reuters non-IFRS measures, including adjusted earnings, exclude its share of post-tax results in Refinitiv and other equity method investments.

The table below sets forth selected financial information for 100% of Refinitiv for the three months and year ended December 31, 2020 and 2019 on both an IFRS and non-IFRS basis. Refinitiv reports on a US GAAP basis and provides a reconciliation to IFRS in accordance with Thomson Reuters accounting policies. A reconciliation from the IFRS measures to the related non-IFRS measures is also included in this appendix.

On January 29, 2021, Thomson Reuters and private equity funds affiliated with Blackstone sold Refinitiv to LSEG, in an all share transaction.

Refinitiv Financial Data (millions of U.S. dollars, except for margins) (unaudited)
	Three Months Ended December 31,				Year Ended December 31,
			Change				Change
	2020	2019	Total	Before Currency & Excluding Businesses Disposed	2020	2019	Total	Before Currency & Excluding Businesses Disposed
IFRS Measures
Revenues	$1,677	$1,576	6%	4%	$6,513	$6,250	4%	4%
Net loss	$(329)	$(77)			$(1,137)	$(1,278)
Cash flow from operations	$354	$256			$1,287	$733
Capital expenditures, less proceeds from disposals	$109	$94			$584	$513
Debt at December 31, 2020 and December 31, 2019					$14,678	$13,877

Non-IFRS Measures
Adjusted EBITDA	$665	$553			$2,539	$2,208
Adjusted EBITDA margin	39.7%	35.1%			39.0%	35.3%
Free cash flow	$233	$147			$669	$106

Thomson Reuters Reports Fourth-Quarter and Full-Year 2020 Results

The following reconciliations of IFRS measures to non-IFRS measures are based on Refinitiv’s definition of non-GAAP measures, which is not the same as the definitions used by Thomson Reuters.

Refinitiv Reconciliation of Net Loss to Adjusted EBITDA (millions of U.S. dollars, except for margins) (unaudited)
	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2019	2020	2019
Net loss	$(329)	$(77)	$(1,137)	$(1,278)
Adjustments to remove:
Tax expense (benefit)	20	(92)	59	(114)
Finance costs	299	102	1,009	1,176
Depreciation and amortization	548	470	2,022	1,901

EBITDA	$538	$403	$1,953	$1,685
Adjustments to remove:
Share of post-tax earnings in equity method investments	—	(1)	—	(2)
Other operating losses	40	22	94	2
Fair value adjustments	(7)	4	23	49
Share-based compensation	10	11	36	53
Transformation-related costs	84	114	433	421

Adjusted EBITDA	$665	$553	$2,539	$2,208

Adjusted EBITDA margin	39.7%	35.1%	39.0%	35.3%

Refinitiv

Reconciliation of Net Cash Provided By Operating Activities to Free Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2019	2020	2019
Net cash provided by operating activities	$354	$256	$1,287	$733
Capital expenditures, less proceeds from disposals	(109)	(94)	(584)	(513)
Other investing activities	—	—	1	1
Dividends paid to non-controlling interests	(12)	(15)	(35)	(115)

Free cash flow	$233	$147	$669	$106